UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 333-255540

Just Eat Takeaway.com N.V.
(Registrant’s name)

Oosterdoksstraat 80
1011 DK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report includes materials as an exhibit that have been published and made available by Just Eat Takeaway.com N.V. as of June 15, 2021.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1.	Press release entitled “Just Eat Takeaway.com completes acquisition of Grubhub”, dated June 15, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2021	JUST EAT TAKEAWAY.COM N.V.

	By:	/s/ Brent Wissink
	Name:	Brent Wissink
	Title:	Chief Financial Officer